Exhibit 99.1

SHORE GOLD INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

1.           Reporting Issuer:

Shore Gold Inc.
300, 224 - 4th Avenue South
Saskatoon, Saskatchewan
S7K 5M5

Telephone: (306) 664-2202
Facsimile: (306) 664-7181

(hereinafter referred to as "Shore" or the "Corporation")

2.        Date of Material Change:

November 29, 2005

3.        News Release:

On November 29, 2005, the Corporation issued a press release disclosing the nature and substance of the material change (a copy of which is attached as Schedule A to this Material Change Report).

4.        Summary of Material Change:

The Corporation has announced the closing of $120,050,000 equity financing.

5.         Full Description of Material Change:

 See press release attached as Schedule A to this Material Change Report for a full description of the material change.

6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

N/A

7.        Omitted Information:

No material information has been omitted from this report.

8.	Executive Officer:

For further information, please contact Mr. Harvey J. Bay, Chief Financial Officer, at (306) 664-2202.

9.	Date of Report

Dated at Saskatoon, Saskatchewan, this 29th day of November, 2005.

SCHEDULE A

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION
IN THE UNITED STATES

Stock Symbol: SGF: TSX	November 29, 2005
SHORE GOLD INC.	Saskatoon, Saskatchewan

SHORE GOLD ANNOUNCES CLOSING OF $120,050,000 EQUITY FINANCING

Kenneth E. MacNeill, President and Chief Executive Officer of Shore Gold Inc. (“Shore” or the “Company”) is pleased to announce the successful closing today of the Company's $120 million bought deal equity financing involving the sale of 17,150,000 Common Shares of Shore.

A syndicate led by Genuity Capital Markets, including GMP Securities Ltd., Orion Securities Inc., Wellington West Capital Markets Inc., Westwind Partners Inc., Loewen, Ondaatje, McCutcheon Limited and Research Capital Corporation acted as underwriters for the offering.

Newmont Mining Corporation of Canada Limited participated in this offering and thereby continues to hold 9.9% of the issued shares of Shore. Newmont is the world's largest gold producer with significant assets or operations on five continents.

Ken MacNeill, President and CEO of Shore said, "This financing insures our ability to address the funding requirements of the FALC Joint Venture into the foreseeable future as well as to allow us to consider other opportunities as they present themselves. The continued support of Newmont by maintaining their interest is a valued vote of confidence in our vision for the Company”.

Shore intends to use the net proceeds of the offering for the advanced exploration and evaluation programs on the FALC Joint Venture Project, further work on the Star Kimberlite Project and for general corporate purposes.

Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of Shore trade on the TSX Exchange under the trading symbol “SGF”.

The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, which are beyond Shore's control, including the impact of general economic conditions and the price of diamonds. Shore's actual results and performance could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Shore will derive from them.

For further information please contact:
Kenneth E. MacNeill, President & C.E.O. or Harvey Bay, C.F.O. at (306) 664-2202.

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